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JOHN ADEBIYI ¿

CHRISTOPHER W. BETTS

EDWARD H.P. LAM ¿*

G.S. PAUL MITCHARD QC ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

¿  (ALSO ADMITTED IN ENGLAND & WALES)

*    (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

WILL H. CAI (CALIFORNIA)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

RORY MCALPINE (ENGLAND & WALES)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com May 5, 2014

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Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Christine Davis, Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cheetah Mobile Inc.
(formerly known as Kingsoft Internet Software Holdings Limited)
CIK No. 0001597835
Response to the Staff’s Comment Letter Dated April 30, 2014

Dear Ms. Jacobs, Ms. Woo, Ms. Davis and Ms. Pyles:

On behalf of our client, Cheetah Mobile Inc. (formerly known as Kingsoft Internet Software Holdings Limited), a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 30, 2014. Concurrently with the submission of this letter, the Company is publicly filing its amended statement on Form F-1 (the “Registration Statement”), which has been revised to address certain of the Staff’s comments and to reflect the Company’s recent developments.

U.S. Securities and Exchange Commission

May 5, 2014

The Staff’s comments are repeated below in bold and is followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

General

1.	We note your disclosure on page 8 regarding your proposed concurrent private placement for $50 million of your Class A ordinary shares, but please provide more prominent disclosure in the forepart of the prospectus regarding this private placement.

The Company respectfully notes that, in addition to the referenced disclosure on page 8 of the Registration Statement, disclosure regarding the concurrent private placement is also included in the summary box on page 7. In response to the Staff’s comment, the Company has added further disclosure on the cover of the prospectus included in the Registration Statement.

Recent Developments, page 14

2.	We note that you have provided a summary of your selected unaudited financial data for the three months ended March 31, 2014. Please explain to us and revise your disclosure to discuss why the company can only provide partial financial information at this time.

The Company advises the Staff that the full financial statements for the first quarter of 2014 are not yet available and, accordingly, only partial financial information has been provided in the Registration Statement. The Company believes the existing disclosure in the Registration Statement is consistent with the requirements of Form F-1 and Form 20-F.

3.	Please define net profit and explain whether net profit is the same as net income.

The Company advises the Staff that net profit is the same as net income and has revised the referenced disclosure on page 13 of the Registration Statement to refer to net income.

U.S. Securities and Exchange Commission

May 5, 2014

4.	Please provide your analysis whether the summary financial information for the three months ended March 31, 2014 is consistent with the trend disclosure in the Management’s Discussion and Analysis.

The Company advises the Staff that its revenues and net income for the three months ended March 31, 2014 are in line with the trends disclosed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in particular with the data included in “Selected Quarterly Results of Operations,” and has revised the disclosure on page 13 of the Registration Statement to note this.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Share-based Compensation, page 98

5.	We continue to analyze the Company’s response letters dated April 16, 2014, April 23, 2014 and April 29, 2014.

In response to the Staff’s comments and after further discussion with the Staff, the Company has revised the valuation of its share-based compensation grants in January and March 2014.

*        *        *

U.S. Securities and Exchange Commission

May 5, 2014

If you have any questions regarding this letter or the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or the audit engagement partner at Ernst & Young Hua Ming LLP, King Li, by telephone at +86-10-5815-2099, or by email at king.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Jun Lei, Chairman, Cheetah Mobile Inc.

Sheng Fu, Chief Executive Officer, Cheetah Mobile Inc.

Andy Yeung, Chief Financial Officer, Cheetah Mobile Inc.

King Li, Partner, Ernst & Young Hua Ming LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP